

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 16, 2021

Nicholas Brunet
Executive Vice President & Chief Financial Officer
Lion Electric Co
921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2

> **Re: Lion Electric Co**
> **Amendment No. 2 to**
> **Registration Statement on Form F-4**
> **Filed March 11, 2021**
> **File No. 333-251847**

Dear Mr. Brunet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

General

1. We note that in the last amendment you removed the disclosure that the Business Combination Agreement prohibits the incurrence of indebtedness by NGA prior to the Business Combination. We also note your disclosure that in February and March of 2021 the Sponsor loaned to NGA a total of $3,000,000 on a non-interest bearing basis to fund transaction costs and working capital needs. Please revise your disclosures to clarify whether this loan is prohibited under the Business Combination Agreement and include appropriate risk factor disclosure.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing